

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2018

<u>Via E-mail</u>
Ting Ting Chang
Chief Executive Officer
China Biotech Holdings Limited
Suite 2432, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong

> **Re: China Biotech Holdings Limited**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 27, 2017**
> **File No. 000-55631**

Dear Ms. Chang:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Brigitte Lippmann (for)

                John Reynolds
                Assistant Director
                Office of Beverages,
                Apparel and Mining

cc: Henry F. Schlueter, Esq.
   Schlueter & Associates, PC